                                                            Filed by Ariba, Inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                     Subject Company: Agile Software Corporation
                                                  Commission File No.: 000-26299


                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 1


                           AGILE SOFTWARE CORPORATION
                          TRANSCRIPT OF CONFERENCE CALL


                                FEBRUARY 15, 2001
                                  4:00 P.M. CST



Coordinator       Go ahead, Mr. Shanahan.

T. Shanahan       Good afternoon, and welcome to the Agile Software Quarterly
                  Financial conference call. Tom Shanahan, Chief Financial
                  Officer. We also have Bryan Stolle, Agile's Chairman and
                  CEO, who will cover some of the highlights of Agile's Q3
                  performance, after I read a brief statement reviewing the Q3 financial results.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 2



                  Also with us is Keith Krach, Chairman and CEO of Ariba, who will provide an update on the pending merger.

                  I will begin by reading our safe harbor statement. Information provided on this call that involves Agile's beliefs, hopes, plans, expectations, intentions or strategies regarding the future consist of forward-looking statements that involve risks and uncertainties which are based upon information available to Agile as of the date of this call.

                  We can assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations.

                  Factors that could cause or contribute to such differences include, but are not limited to, delays and difficulties introducing new products, and upgrades of existing versions of our products, lack of market acceptance of Agile Anywhere, Agile Buyer, or other new products or services, inability to continue timely delivery of competitive new products and services, introduction of new products or services by major competitors,

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 3


                  risks related to the Internet on our business and prospects, and our ability to recruit or retain necessary personnel.

                  These and other factors and risks associated with our business are discussed in the company's Form 10Q filed December 12, 2000.

                  I will now discuss numerical highlights from a press release covering the quarter ending on January 31, 2001, which we released at the close of market today. Agile Software Corporation announced today the results for the third fiscal quarter ended January 31, 2001. As was reported, record revenues of $25 million, an increase 192% over revenues of $8.6 million for the same quarter last year, and up 24% sequentially from Q2.

                  Pro forma net income, which excludes the effects of cheap stock charges, payroll tax on stock option exercises, and amortization of good will for the third fiscal quarter was $353,000, or $.01 per share compared to the consensus analysts estimate of breakeven, and a net loss of $1.7 million, or minus $.04 per share for the same quarter last year. The net reported loss to the company was $12.4 million or minus $.27 per share.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 4

                  Fiscal Q3 was a solid quarter for Agile in all respects. We are pleased to note that licensed revenues grew by 228% from the year ago quarter, and were up 25% sequentially. We added 64 new customers this quarter, compared to 49 in the year ago quarter. International revenues reached 12% of total reported revenue, compared to 7% in the year ago quarter.

                  Service revenues were $2.3 million, compared to $1.3 million in the year ago quarter. Support revenues were $3.7 million compared to $1.5 million in the prior year period. This 147% increase reflects the continued growth in the installed base of Agile customers currently in excess of 670.

                  Growth margin for the quarter was 83% compared to 82% last quarter, reflecting the continued shift toward higher margin license revenue, which is now 76% of total revenue. Service and support growth margin also improved to 49% compared to 47% in the Q2 period.

                  We had 436 full-time employees at January 31st, up 10% from the end of Q2, and up 97% over the year ago quarter. We now have 48 account executives, compared to 46 at October 31, 2000.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 5

                  Turning now to the expense categories, sales and marketing expenses were 66% of revenue, compared to 75% in the prior quarter. Research and development expenses were up to 29% of revenue compared to 27% in Q2. This increase reflects development costs associated with future product releases as Agile expands its business product footprint.

                  D&A expenses were down as a percentage of revenue reaching 6% compared to 7% in the prior quarter. Agile's operating loss, excluding cheap stock charges, payroll tax on stock option exercises, and amortization of goodwill was a loss of 18% for the quarter, compared to a loss of 27% in the prior quarter. Cheap stock charges in the quarter were $3.7 million. Net interest income decreased slightly to $4.8 million, compared to $4.9 million in the prior quarter due to generally declining market rates.

                  Agile's balance sheet remains strong. Cash and short-term investments increased in the quarter to $307 million, compared to $301 million in the prior quarter. Accounts receivable were at $18.3 million, equivalent to day sales outstanding of 67 days, which was under our target of 70 days and constant with a level reported in Q2.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 6

                  Deferred revenue on the balance sheet at January 31 is $18 million, an increase of $3.5 million from the prior quarter.

                  Given the pending merger with Ariba we will defer giving future guidance on the financial outlook. Certainly, the current financial results are confirming of the company's strong pattern of consistent revenue growth.

                  I will now turn the meeting over to Bryan Stolle, our CEO, for commentary on Agile's recent performance.

B. Stolle         Thank you, Tom. There are several key milestones that are
                  important for any growing company. One of them is achieving
                  $25 million in quarterly sales, representing $100 million annual revenue run rate.

                  I'm therefore delighted to report Agile has now achieved that goal, increasing revenues five times since we went public a year and a half ago. Once again, and for the seventh consecutive quarter as a public company, we exceeded analysts' expectations for revenues, including once again more than tripling product licenses from the year ago quarter.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 7

                  Another key milestone is achieving a cash flow positive position. We are, therefore, doubly pleased that we have achieved that measure of success reporting a $.01 per share pro forma profit, thereby joining Ariba as the only other Internet B2B company to achieve this important milestone, and we did it ahead of analysts' expectations.

                  Despite the uncertain macro economic climate we once again saw revenues nearly triple, and license revenue accelerate yet again to 228% year over year growth. This continued growth was driven by, A, a very strong network effect in the electronics equipment sector, and growing penetration in semi-conductor industrial equipment, apparel, and other verticals; B, add-on orders that, once again, considerably exceeded our original expectations.

                  There's no better indicator of customer success and satisfaction than repeat purchases of your product. Agile has established an enviable track record of delivering on its promises, something not always seen in the software business, by delivering very tangible results in hard dollar ROI, and doing it very quickly.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 8

                  In an uncertain economy, we believe these Agile attributes move purchases of solutions like Agile right to the top of the investment priority stack.

                  And, finally from increasing contributions from newer sources of revenue led by our international operations and Ariba buyer. Once again, Agile had well over 200 total transactions for the quarter, reflecting our insulation from big deal dependency. We also increased visibility through a significant increase in deferred revenue, and additional multi-period transactions.

                  At Agile, our focus is always on the customer first. And we have some notable new ones to talk about. In our traditional suites part of electronics equipment we added such noteworthy names as Microsoft/XBOX, Natural Micro Systems and Philips Components.

                  I am very pleased to announce at this time that Hitachi, the largest electronics company in Japan has entered into a multi-year, eight-figure agreement with Agile, joining both NEC and FUJI Photo as Japanese customers with more than a thousand subscribers each.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                          PAGE 9

                  Add-ons in our electronics equipment segment were far too numerous to cover here, but of particular note are large orders from Solectron, Xircom, Via System, Nokia, Sycamore Networks, Harmon International and Symbol Technology.

                  In medical devices, we received a significant transaction from Japanese medical device manufacturer, Sysmex, as well as notable add-ons from GE Medical, and VISX.

                  In semi-conductor, we were extremely delighted to sign up both Cadence's Tality operation, the largest IC design house in the world, and QUALCOMM, the leading provider of wireless IP. Both deals illustrate our broadening footprint across the entire semi-conductor value chain.

                  New deals continue to flow in other verticals, such as apparel, industrial, aerospace, and others. Industrial, in particular, was very strong this quarter, with wins at Coherent, a leading laser manufacturer; KLA-Tencore, one of the world's leading suppliers of process control and yield management solutions for the semi-conductor industry; Applied Materials, the leading worldwide supplier of products and services to the global semi-conductor industry; Ultra Clean Technology, a leading supplier of

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 10

                  clean room systems; Comerit, the European leader in glass, terramide, and carbon reinforcements for the composites industry; WEO McClain, a leading supplier of consumer and industrial heaters; and IDD Aerospace, a world class manufacturer of illuminated aircraft displays.

                  In a critical segment of the industrial vertical, Mechanical Manufacturing Service, or MMS Providers, the equivalent of Solectron in the electronics industry. We are also showing very good strength with wins at APW, a multi-billion dollar MMS and one of the world's largest; and Mack Molding, a full service contract manufacturer specializing in plastics design, prototyping and molding, as well as sheet metal fabrication.

                  As in past quarters, the pipeline continues to show substantial growth, and is now the largest we have ever seen. Increased pipeline also adds to our underlying confidence in the visibility that we have achieved.

                  On the direct material-sourcing front, we had a record quarter for Agile Buyer, headlined by a seven-figure agreement with SCI Systems.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 11

                  Internationally, we surpassed yet another corporate milestone, with contributions from Asia and Europe, for the first time passing 10% of total revenues, highlighted by eight figure agreement with Hitachi.

                  Of note, revenue recognition for Hitachi won't start until this next quarter, and we also expect significant additional business in both Europe and Asia Pacific in the coming quarters.

                  In terms of other developments, Agile announced the intention to merge with Ariba, pending legal, regulatory and shareholder approval processes. This merger represents a great opportunity to extend and accelerate Agile's vision and strategy of driving the network affect, providing deeper and richer collaborative solutions and extending the product footprint into other vertical industries.

                  Agile also announced a strategic partnership with Manugistics, whereby Manugistics will resell Agile's collaborative manufacturing commerce solutions, integrated with Manugistics network supply chain and e-business product suite.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 12

                  Together, the seamless integration between collaborative manufacturing, and enterprise profit optimization management will provide greater value to customers. Initial targets for the joint solution include the electronics high tech, and apparel markets, with others expected to follow.

                  Agile also announced an alliance with WebX, the company that powers real time communications on the Web to support Agile NetCCB, a new e-service hosted on MyAgile.com. Agile NetCCB will enable Agile customers and their supply chain partners to hold change control board meetings real time interactively on the Web, and collaborate in real time on product content by providing group access to bills and material change orders and drawings.

                  To wrap up, based on our third quarter results, ongoing sales activity driven by the network effect, and the growing contribution of newer revenue sources, we see the market for Agile's collaborative manufacturing commerce solutions expanding significantly throughout the remainder of the year.

                  The early network effect we are starting to see in other verticals, as well as the high level of customer satisfaction and success we are seeing across

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 13

                  the more than 100 companies outside our target vertical focus, has us well positioned to expand to new markets. We remain very positive about the outlook for the remainder of the fiscal year, and will continue to strive to exceed our customers and shareholders expectations. We are all looking forward to the coming quarter.

                  Now, I would like to turn it over the Keith Krach, Ariba Chairman and CEO to comment on the announced merger between Ariba and Agile. Keith?

K. Krach Thanks, Bryan. I really appreciate the opportunity to join the team on this call, and to give all of you an update on the progress of our strategic combination.

                  With the merger between Ariba and Agile, we both extend our lead into the next wave of B2B commerce by building on Ariba's network based commerce foundation, and unifying it with the leading collaboration company.

                  In this next wave, companies will gain competitive advantage through Internet based coordination with their strategic partners. This is the shift

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 14

                  from internal process improvement to multi-enterprise interaction. The combination of Agile and Ariba brings to together several major strengths.

                  First, the best in class solutions for collaborative manufacturing, and the best in class solutions for commerce transaction. Both technologies proven at industry leaders such as Cisco, Solectron, Lucent, amongst many others, as well as proven ROIs and impact on the bottom line. This combined company will have over 1,000 customers.

                  Second, similar histories as market leaders and market creators. Both of these companies, less than six years old, so it represents no Legacy code.

                  Third, similar cultures who succeeded in superior customer satisfaction in terms of rapid time to market and ease of use. The combined company will now have well over 2,000 employees.

                  And, finally, two strong financial models with high growth, high margin software licensing, and strong network adoption effect. The combined company is approaching $1 billion in revenue from a run rate standpoint, and we will now have over $700 million of cash. But what excites me the most personally is bringing together two strong management teams, with

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 15


                  similar cultures and values, focus on the customer, and focus on leadership through execution.

                  Now, let me quickly give you an update on where we are since our announcement. It's obviously only been a few weeks since the announcement, so there's not a lot of detail I can go into yet, but I'll give you a view of what we're focusing on between now, and the expected close in calendar Q2.

                  Organizationally, we have initiated the post-merger integration team, led by our Senior Vice President, Eileen Baschow, and managed by several members who also worked on our previous mergers. The overall plan is to create the collaborative solution to that division, headed by Bryan Stolle.

                  All functional groups related to collaboration will report to Bryan. We've begun our kick-off meetings, and the detailed planning is in process.

                  From a products standpoint, our products folks have been talking daily and working on detailed plans for product integration at several levels. This includes ensuring that the combined sales force will have integrated products ready to demo. In fact, since Ariba has been partnered with Agile for

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 16

                  several months, certain integrated products will even be in beta in several weeks. The multi-phased approach we'll be taking will be discussed at a deeper level in the future.

                  On the customer front, we're also seeing a lot of excitement in response to the announcement. Although we haven't begun any formal joint marketing as we wait to close the deal, a number of joint customers and joint prospects have been inviting us to speak to them. In addition, both systems integrator partners, as well as technology partners have expressed their excitement that they also get to expand their offering as a result of this combination.

                  Overall, the teams are working hard at planning the integration, and I should mention that our team has done this very successfully in our previous combinations. We have templates in place for each of these functional integrations to help us move through this in a very systematic manner. As a result, employee attrition rates have been extremely low, and we've retained virtually all the team, including engineering and sales talent from previous combination.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 17

                  In the case of Agile, we see very little overlap in the sales and R&D organizations, and throughout the different organizations, so our goal will be the same retention success. Also, if I look back at our revenue targets for trading dynamics in the TradeX deal, we've far exceeded our expectations over the last year. I think it's important data, and this shows that we've had experience and success at integrating complementary products and businesses in the past.

                  In summary, detailed plans are being rolled out as we speak in terms of systems, people, and processes, and we're ready to go as soon as the deal is closed.

                  In conclusion, I'm absolutely thrilled about the opportunity this merger opens up for us. You could hardly design a better fit in terms of business model, culture, location, technology, history and vision. But, perhaps most of all, the thing that excites me the most is the leadership team and the people. Agile is really an incredibly first-rate team, as I get to know many of the employees, and, clearly, the leadership team.

                  So, with that, Bryan, I'll turn it back to you.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 18


B. Stolle         Thanks, Keith. We can now open up the phone for questions from the audience. Moderator?

Coordinator       Our first question is from Mr. James Moore from DB Alex Brown.
                  Please go ahead, sir.

J. Moore Okay, thanks a lot. Congratulations on that great quarter once again. I was wondering, Tom, are you going to report another quarter after this, or is this going to be it?

T. Shanahan       The need for Agile to report another quarter will depend on the timing of the transaction, a major uncertainty at this moment as to whether or not the SEC will review the documents.
                  I think the working assumption is that they will, and therefore the closing would probably be around the end of April.

                  It's unlike, if that stays on that schedule, that we would have a need to report another quarter. And so, our expectation is that we will not.

J. Moore Okay. So that's basically the reason you're suspending any kind of guidance at this point?

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 19

T. Shanahan       That's correct. With a transaction right in front of the SEC, and with documents being reviewed, the advice we're getting is that it's best for us to hold guidance at this point.

J. Moore Okay. One other question, Keith, can you talk about how, with the joint entity, how you're going to sell the Agile capability, if it's a sale that only demands that functionality? Will it just be the Agile sales force, or will the Ariba guys be trained up to sell it as well, and if so, on what time frame?

K. Krach Well, our sales teams right now are meeting and figuring out the best way to get synergy, not only from new green field opportunities, but cross-selling as well. Obviously, we want to take advantage of the expertise and Agile's sales force, in terms of their products.

                  But, we also want to cross-train the Ariba sales force as well. And I would say the vast majority of the Ariba sales people not only come from an enterprise background, but also from a manufacturing, and engineering collaboration standpoint.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 20

                  So, we're putting that together. We see tremendous opportunities out there, Jim.

J. Moore Okay. And then, lastly, the new verticals that Ariba can bring you into, Bryan, can you talk about some that maybe look more visible than others at this point?

B. Stolle         Well, I think certainly you're already seeing us get a lot of traction in industrial. There are some very exciting opportunities in and around automotive. So, there's a lot that we're looking at right now and sorting through, both our marketing teams as well as Ken Coulter and our sales teams and the Ariba sales teams to figure out where we can really go and leverage into some new, big opportunities quickly.

J. Moore          Great. Thanks a lot.

B. Stolle         Thank you.

Coordinator       Our next question is from Mr. Ian Martin of Chase. Please, go ahead, sir.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 21

I. Martin         Congratulations, as well. Bryan, maybe you can talk from a high level. Obviously, some of your customers, particularly some of the folks who've had big repeat orders, have seen some tougher times in their business, a la Nortel today, etc., what kind of conversations are you having with them, relative to their plans, Agile rollouts, etc.?

B. Stolle         What we find is that when things slow down for these folks, one of the things they start to look at really hard is how do they quickly get efficiencies in the business? How can they do more without hiring more people? How can they reduce cost quickly, and at the same time continue to drive and accelerate their market share?

                  So, as the market slows down the competition gets tougher and taking market share from the competitor gets even more important, and that means servicing the customer better.

                  So, the bottom line is we're seeing as much or more activity than we've ever seen because perhaps the reason is that people have more time to really focus on their systems now.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 22


I. Martin         Okay. And, a follow-up if Keith's there. Obviously, we heard what the Agile Manu plans were at the meeting the other day, but maybe, Keith, you could give a comment on sort of where the Ariba Manugistics relationship is these days?

K. Krach          Well, we're in together at a number of key customers.
                  Big customers, for example, for Manugistics, companies like a Cisco and John Deere, both those companies have standardized on Ariba. We haven't put anything formal together with Manugistics but our strategy, always, from day one is to partner with the best in class organizations. So, I think this is a great tremendous asset that Agile brings to our strategic combination.

I. Martin         Great. And one last follow-on. Bryan, you commented
                  seeing strong traction on the buyer side of the business this quarter. Can you put any color around that?

B. Stolle         Yes, there's really, with the release of Agile Buyer
                  6.0, that has the strong OEM functionality tied together with what was already there for the EMS providers, we've now got a suite we can take out to our entire customer base, and fly that into. So, we're seeing a tremendous amount of activity.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 23

                  We've gotten some very nice orders this quarter, highlighted by the seven figure transaction at SCI. And, again, it gets back to the fact that people are really trying to focus down now on their inventories, on what they're spending on materials, and are trying to cut those down because, obviously, the less you spend on inventories and materials, then the better you're doing on your bottom line, and that's, obviously coming under pressure now.

I. Martin         Great. Thanks.

B. Stolle         Thank you.

Coordinator       Our next question is from Mr. John Creegan of Witt... Please go ahead, sir.

J. Creegan        Nice quarter. Can you guys just talk about Agile Buyer just a little bit more? You said that you had a nice seven-figure deal, but of those 74 new customers that you signed in the quarter, what percentage or what number of that was actually
                  Agile Buyer?

B. Stolle         That was actually 64 customers.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 24

J. Creegan        Sixty-four, sorry.

B. Stolle         We don't break out the revenues across the products, or
                  whatnot, but I can tell you we definitely had a record quarter for Agile Buyer. The biggest quarter we've had.

J. Creegan        Okay. And just as a follow-up, can you just talk about, I
                  mean, obviously, you're not going to stay away from what you're necessarily doing in terms of R&D, but is it more focused around the Buyer product?

B. Stolle         There's certainly a lot that we're doing around the Buyer
                  product to drive that forward. There's also a lot in and around the area of analytics, as you put these two products together so that you can have better visibility over your purchasing of direct materials, your sourcing, what the effect of changes might be on your supplier make-up.

                  So, there's a lot of very interesting areas that our customers are asking us to go and do some things, and to give them better visibility, better control over their strategic sourcing, and those things are only possible when you

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 25

                  marry together that supply chain D&A we have with the bill of material and approved manufacture list together with the sourcing capabilities.

                  And I've got to tell you, with this merger, we're really excited about what Ariba sourcing brings to that picture. And I can tell you there's already a couple of interesting opportunities we're working that have just substantial value for the customer, and should be very substantial benefit to the combined companies as well.

J. Creegan        Great. Thanks, Bryan.

Coordinator       Our next question is from Laura Letterman of William Blair.
                  Please go ahead, ma'am.

L. Letterman      Yes. I have a few questions. I hate to ask the ubiquitous
                  economy question; obviously, your quarter was great, but did you see any signs of the changing economy? In other words, sales cycles any different? Any pricing, in terms of questions or customers balking on that at all? I know you're inexpensive, but just trying to get a sense of any tangible sense of a slowdown.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 26

B. Stolle         Actually, if anything, we've done more big deals than we've ever done, and I can tell you we've got more large transactions sitting right in front of us right now than we've ever seen. We're pushing pretty hard on that to make sure where these deals are, and we're getting nothing but positive comment on it.

                  I can tell you we have to ask our customers about it before they'll talk about whether or not they're seeing a slowdown effect. Outside of the PC business, it's not something that they're talking a lot about.

L. Letterman      So, there's no change in sales cycle or any of the tangible metrics?

B. Stolle         No, there has not been.

L. Letterman      Shifting gears a little bit to competition, what percentage of the deals this quarter did not have competition, and in the deals you did compete with a different vendor, who did you...?

B. Stolle         Over two-thirds of the business there's absolutely no
                  competition this quarter. We did four transactions this quarter where we were competing

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 27

                  with an engineering information service provider. We took all four of those transactions. There are a couple more of another one that we took.

                  But, interestingly enough we're also starting to see some opportunities to perhaps start collaborating with some of those folks, and getting a little clearer on where we both bring the best value, which is not in the same place.

L. Letterman      Shifting competitive discussion to Agile Buyer, who do you see there competitively, and who do you expect to see?

B. Stolle         We don't see anybody right now. In terms of who do we expect to see, I'd say it would be the usual suspects, but I would say we don't expect to see anybody over the next six to twelve months, really posing a notable threat at this point in time.

                  You could go to the usual suspects in the future, but as of right now, that one seems to be a pretty clean slate.

L. Letterman      Okay. Thank you so much. Great quarter.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 28

B. Stolle         Thank you.

Coordinator       Our next question is from Mr. Brent Still of Credit Suisse
                  First Boston. Please go ahead, sir.

B. Still Thanks. You guys have mentioned Hitachi with a stake in next quarter. Can you give us a sense of how many quarters that'll be drawn over?

B. Stolle         It'll be over a couple of years.

B. Still A couple of years, okay. And, from an ASP perspective, Bryan, I know you guys don't disclose the ASP, but could you quantify the price increase you've seen over the last three to six months, in terms of is it 30%, 40%?

B. Stolle         Roughly 45%. I would also point out, you've got to be a little careful, well, actually you've got to be very careful with ASPs on the Agile business. Tom Shanahan, in his inevitable way, we only recognize parts of deals over time. So, for example, the ASP on Dell showed up as about $600,000 yet the total value of that deal was several million dollars.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 29

                  So, because these deals often get broken out over multiple quarters, you've got to be a little careful with what the real ASP is, versus what you can calculate off the balance sheet, P&L.

B. Still And one, just for Keith and Bryan, if you guys could talk a little bit about, CNBC is out today talking a lot about Dell shutting down their marketplace. It doesn't seem to be a big impact on you, but if you could just clear the air on that, that would be great.

K. Krach Yes, Dell continues to be a great customer for Ariba. They've rolled out our Buyer product internally throughout Dell. We partner with them in many cases. I think they had some business reasons in terms of shutting down that site, and it's probably not appropriate for me to talk about that. They continue to be a great customer. I talk with Michael on a regular basis and we have a lot of go to market strategies together as well.

B. Still          Thanks. Nice quarter.

K. Krach          Thanks.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 30

Coordinator       Our next question is from Mr. Brad Witt of Southwest
                  Securities. Please go ahead, sir.

B. Witt Yes, Bryan can you comment on the status of, I believe, its Version 7.0 for Agile Anywhere, and how that's coming along, and whether that, I noticed your R&D was up about 30% more than we had anticipated.

B. Stolle         Up 30% more?

B. Witt           Up 30% more than we had forecasted.

B. Stolle         A lot of that is some outsourcing work and other things we're doing, so I wouldn't necessarily count on that being a long-term position or trend.

                  Secondly, Agile Anywhere 7.0 is tracking right on schedule right now, and should be out in calendar Q2, and we're pretty excited about getting it out there, as are the customers.

B. Witt What are the major enhancements to the product? Can you just go through a couple of those real quick?

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 31

B. Stolle         Yes, some of the major enhancements are some stronger
                  collaborative tools, especially around being able to visually look at non-database data. There are some stronger tools in and around XML, and additional things for XML integration, and primarily things that are really focused at enhancing the series of collaborative interactions that people have over the Web, in and around the core product D&A.

B. Witt Okay. You mentioned that some of the companies that you may have competed with some of the past, you're finding ways to co-exist it sounded like. I noticed, for example, Applied Materials, a large customer was Matrix One, and then its mentioned here as a customer of yours. Is that one that you would see some co-existence with, or that you're starting to see?

B. Stolle         I don't know if that's one I would pick. I think that is
                  indicative, though, of the fact that we definitely do different things and bring different values, and we expect supply to be a substantial customer over time.

B. Witt Okay. Just real quick with Tom, any 10% or more revenue contributors in the quarter?

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 32

T. Shanahan       No.

B. Witt           Okay. Thank you. Great quarter.

B. Stolle         Thanks.

Coordinator       Our next question is from Mr. Ryan Novasik of U.S. Bank Corp
                  Piper Jaffrey. Please go ahead, sir.

R. Novasik        Good afternoon. Could you guys comment on how many seven
                  figure deals there were in the quarter and the timing revenue is going to be recognized for those, how many quarters it will extend over?

B. Stolle         We don't break those out, but we did have a significant
                  number, and they continue to increase. When the customers allow us to we announce those, so you'll see announcements. We don't announce all of them because some customers don't want to disclose what they're doing with their private exchange activity.

                  In terms of the breakout, it really varies. We actively encourage all of the larger deals to be broken out over multiple quarters when at all possible,

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 33

                  and that just varies based on the customer needs, and typically ranges anywhere from a couple of quarters to maybe eight quarters, and the average is probably three to four quarters.

R. Novasik        Great. Can you talk a little bit about the revenue mix across the different verticals that you've announced in the press release, semi-conductor, automotive, industrial, and the electronics and high tech?

B. Stolle         The electronics equipment was probably in around 60%; and
                  these are rough off the top of my head numbers, but 60%; semi was probably was 10-ish, maybe a little bit more than 10%;
                  industrial was probably 25% this quarter, a very nice number;
                  and then 5% was kind of across the... mix other things.

                  Because we only have a focus on electronic equipment, semi-conductor, and medical device, actually I left medical device out of there, that was probably about close to 10% as well, so kind of... the numbers around, but because we don't have a focus on anything outside of that yet, from quarter to quarter, that just kind of moves around on other verticals. But, as I said, industrial was particularly strong this quarter.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 34


R. Novasik        Great. And do you have a ballpark guess at what revenue was from new customers versus existing?

T. Shanahan       This is Tom. We don't break that out. In general, the add-on business is very strong around here, and is typically well over half of the license revenues in any given quarter.

R. Novasik        Thanks, gentlemen.

Coordinator       Our next question is from Mr. John Adell of Pacific Growth
                  Equity. Please go ahead, sir.

J. Adell Hi. Thank you. I know you're not talking about guidance going forward, but if I might lob in a try here anyway. When the merger was announced a few weeks ago, I believe the indication was that it would be dilutive to Ariba's earnings for the first couple of quarters, and I'm wondering if, given the strength of Agile's business during this quarter, and the positive outlook going forward, does this change the potential for the deal to be accretive?

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 35


B. Stolle         Well, I think we have to, in effect, freeze our disclosures on all of these topics based on the proxy being on file. I think you ought to take our comments today as confirming the disclosures that were made in that document.

J. Adell Okay. And then, just one quick follow-up in regards to the merger. Bryan, what specifically will be your role with the new company, and what will happen with the rest of the management team? How will they be folded in?

B. Stolle         Well, we very much want the management team to be a part of this because one of the things that really makes this merger great is that we're combining two companies with a lot of different skills in different areas, and we really need all that. You're putting together two very fast growing companies, and you always have a need for leadership and bandwidth and whatnot.

                  Also, everyone has signed up to join the new organization with some employment agreements; 29 out of 29 or our top management and executives. So, up and down the management team, everyone is very much behind this deal, and very excited about getting the work to really go

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 36

                  drive this vision that we have of going after all of these collaborative commerce opportunities with this much more scaled up company that we have to do it with.

J. Adell          Terrific. Thank you.

Coordinator       At this time, we'll have our final question from Mr. David
                  Hines. Please go ahead, sir, and state your company name.

D. Hines Yes, hi. David Hines, Evelyn Research. What is your policy for determining each quarter's bad debt expense on the Agile side of the ledger? And then, what is it for Ariba, and what will be the policy going forward?

T. Shanahan       Well, let me answer it for us, and I'll hazard answer for Bob
                  Calderone, my counterpart at Ariba. First, the bad debt experience is to some extent based on the guidelines that are set forth in generally accepted accounting principles, and determined by our actual loss experience over time.

                  Certainly in the case of Agile, it's been a very low experience, but we do create a reserve in each quarter based on the guidelines for that calculation

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 37

                  that we get from Price Waterhouse. I think that's equally in the true of Ariba. I do believe they made some adjustments last quarter, which they discussed on their conference call.

D. Hines Okay, on Ariba, then, is it measured in terms of days outstanding, or aging of accounts? How do you guys determine that?

T. Shanahan       Well, again, either company goes through a statistical test based on their experience, plus they adjust it for new information, and I believe that Bob, in his review of those accounts, in some of the smaller dot com accounts in relation to development in the marketplace, made some decision to make some precautionary reserves against specific accounts.

                  Again, that is a permitted and recommended under generally accepted accounting principles.

D. Hines Oh, yes, if you don't have bad debt expense, then you're not being aggressive enough. I was just curious about how you determined it.

                                                                  AGILE SOFTWARE
                                                         MODERATOR: TOM SHANAHAN
                                                 FEBRUARY 15, 2001/4:00 P.M. CST
                                                                         PAGE 38

K. Krach If you have any further questions, you're more than welcome, and we'll set it up, to talk with Bob Calderone in more detail to answer any more detailed questions.

D. Hines          Very good. Thank you.

B. Stolle         So we have used the available time for this call. On behalf, in this case, of Agile and Keith Krach at Ariba, I would like to thank you for your interest in out respectively combined companies, and we'll sign off at this time.

Coordinator       Ladies and gentlemen, thank you for joining today's conference call. At this time, your conference is completed. You may now disconnect.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 1

                                   ARIBA, INC.
                          TRANSCRIPT OF CONFERENCE CALL

                             MODERATOR: KEITH KRACH
                                JANUARY 29, 2001
                                  11:00 A.M. CT



Operator: Good day, and welcome to today's call. Today, we have with us executives from both Ariba and Agile. Hosting the call is Keith Krach, Chairman and CEO of Ariba. With him are Larry Mueller, President and COO of Ariba, Bob Calderoni, Chief Financial Officer of Ariba and Bryan Stolle, Chairman and CEO of Agile.

         Now, before we begin, I would like to review the obligatory Safe Harbor statement.

         Statements that may be made on this call that are not historical facts may be forward-looking statements, including statements regarding the company's or management's intentions, hopes, beliefs, plans, expectations or strategies for the future. These statements are subject to various risks and uncertainties and actual results could differ materially from the company's current expectations. These risks and uncertainties are discussed in the company's Form 10-K, filed December 29th, 2000.

         Now, I'd like to turn the call over to Keith Krach. Mr. Krach.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 2

Keith Krach: Thank you very much and welcome everyone for joining us on the call. Today, we are extremely excited to announce the definitive agreement to merge two powerhouses in the B-to-B e-commerce space, Ariba and Agile. With this announcement, the best of Internet-based commerce and the best of Internet-based collaboration come together to create the leading solution for the new, interactive value chain. Let me give you some background on this deal and how it came about.

         First of all, our mission has always been to power the global electronic trade revolution by being the premier provider of the platform and network for electronic commerce. We've done this by helping companies understand how to both leverage the power of the Internet to move commerce online and to interact with their partners in new dramatic ways.

         Our obsession has always been a rapid implementation with proven benefits and measurable ROE to ensure bottom line results for our customers. To date, we've executed on all fronts of our five-prong strategy, powering the leading buyers, attracting the most suppliers, enabling the most marketplaces, creating a leading network and providing valuable commerce services. Our next strategic move - this strategic move is to leverage the convergence of this strategy into the next big area of opportunity and that is powering Internet-based value chains by unifying commerce and collaboration. And that's what this strategic combination is all about.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 3

         We believe that this is the biggest opportunity in technology today. It dwarfs the shrinking market that ERP and traditional supply chain companies are fighting over by an order of magnitude.

         Agile reinforces our leadership in B-to-B commerce and collaboration by providing three essential elements. First, the best in class solutions for collaborative manufacturing and produce life cycle management, proven at industry leaders such as Dell, Lucent, GE Medical Systems, Selectron, Nokia and International Paper. Second, expertise and leadership in the next generation approach to managing direct materials and the supply chain and third, a strong focus on industry leaders and a complementary customer base, including strong inroads in the new vertical industries, including electronics, apparel and industrial equipment manufacturers, to name a few.

         Customers are looking for a leader with real solutions and a complete platform, not just a long-term vision with unrealistic expectations. We are that leader. In addition to expanding our product footprint, customer base and market opportunity, what excites me the most personally is bringing together two companies with common goals, both obsessed with customer satisfaction. Both have built businesses focused on value creation like no other companies in the industry. And both have demonstrated leadership through execution on their respective strategies.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 4

         Finally, I've always said the company with the best people wins. Agile has an exceptional leadership team and outstanding people. They're right here in our own backyard and our cultures are closely aligned. And most importantly, this people and culture factor will allow us to execute on the strategic combination and ensure that we build a great sustaining organization in 21st century.

         Now, let me turn it over to the founder and leader of Agile and really, the creator of this next generation collaborative commerce area and the newest member of the Ariba team, Bryan Stolle.

Bryan Stolle: Thanks, Keith. It's my pleasure to join Keith, Larry and Bob this morning to outline what we see as the next wave of cross enterprise collaboration.

         With our 630-plus customers, we have demonstrated the business value of collaborative manufacturing and now join with Ariba to add the power of an industry-leading commerce platform, resulting in the first ever such solution available in the market today. Owning the product (DNA) and making it available to processes, from product conception through sourcing, manufacturing and support is a powerful basis for driving new collaborative processes across enterprises.

         With the ongoing shift from make to buy for the components and products of almost every nature, as well as the increasing trend towards virtual manufacturing model,

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 5

         companies made an interactive value chain in order to address the cross enterprise collaboration requirements for improving time to volume, lowering cost of goods sold, increasing customer responsiveness and ensuring continuity of supply.

         This adds up to streamlined supply networks, big top line revenue improvements and huge competitive advantage. Companies can no longer survive with systems that focus solely on business processes that are within the four walls. The need for a new generation of collaborative commerce solutions is tremendous.

         The combined vision and synergy of the Ariba and Agile product offerings, as well as the market's need for real products, delivering real value, has me very excited about what we can accomplish for our customers. Both companies have proven that when you focus on the customer, it's good for everybody.

         Our customers do an average of 600 changes to their products a week. We've helped them create private exchanges to collaborate with their suppliers and customers and to source standard parts.

         Let me give you an example. An electronics component manufacturer in Texas might use customer service data to detect a component design flaw that makes it more likely to fail in field use. The design engineers in Texas can then begin working on an improved design by collaborating with their outsource manufacturing counterparts in Malaysia the

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 6

         very same day. The improved design that results might require a new supplier to be uncovered.

         So, a strategic sourcing event would be to trigger directly the ((inaudible)). Including the sourcing activity, the new components direct (bill of) materials will need updating and the approved vendor list, which is maintained by the company's purchasing department based in California, will need to be refreshed to reflect a new supplier and the new specifications of the supplier's goods.

         In this example, the combination of Agile Anywhere, Agile Buyer, Ariba Sourcing and Dynamic Trade and Ariba Buyer, in conjunction with the Ariba Commerce Network, would all be used in an integrated manner to create an interactive value chain at the five geographic constraints and dramatically compresses the required time to execute changes throughout the value chain.

         Our customers also need access to marketplaces when looking for new sources of supply. Our customers are looking for an extended product offering, which includes more collaborative processes, access to new and more trading partner networks and encompasses both direct and indirect procurement.

         Today, Agile's customer base represents over $320 billion of cost of goods sold for direct materials and manufacturing services of a total potential $6.2 trillion of cost of

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 7


         goods sold opportunity. This clearly demonstrates the value that Agile brings to our combined companies, but even more important, it illustrates the huge opportunity that's still in front of us.

         I look forward to working with Keith and Larry and Bob and the rest of the Ariba and Agile team to realize that opportunity.

         Now, let me hand it over to Bob for some comments on the financial aspects of this merger.

Robert Calderoni: Thanks Bryan and welcome to the team. Let me provide some comments on the impact and timing of the deal before I turn it over to Larry.

         Under the terms of the agreement, which has been approved by the directors of both companies, Agile shareholders will receive 1.35 shares of Ariba common stock for each common share of Agile. Based on Ariba's closing price of $40 on Friday, the transaction is valued at $54 per Agile share or approximately $2.5 billion.

         Upon completion of the transaction, on a fully diluted basis, Ariba shareholders will own 80 percent of the combined company and Agile shareholders will own 20 percent. The transaction will be accounted for as a purchase and we expect it to be completed in the

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 8

         third quarter of our fiscal year, subject, of course, to the approval by the shareholders of both companies, regulatory approvals and other customary closing conditions.

         So, we're very excited about the synergies and the strategic growth opportunities that this deal presents for Ariba. While we would expect some minor near-term dilution in the first two quarters, we see significant opportunities for incremental revenues beginning to show towards the end of this fiscal year and believe this transaction will be accretive to our fiscal year 2002 earnings.

         This acquisition is an important step in our strategy to expand our product footprint, focused on interactive value chain solutions. And the transaction extends our leadership position beyond procurement in the supply chain of direct materials.

         With that said, let me hand it over to Larry to expand upon those opportunities. Larry.

Larry Mueller: Thank you, Bob. And Bryan, it is great to have you onboard.
         This is really a watershed event for the whole B-to-B industry because of its strategic importance. I am so excited about what we're announcing today. Let me take a few minutes and talk about the strategic significance of this merger. As Keith highlighted, over the last four years, Ariba has been one of the fastest growing and most successful companies in the world. The reason is straight forward. We have executed for our customers (in) moving their

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                          Page 9

         businesses and business interactions onto the Internet, unlike many others, actually delivered (ROI) time and fast time to benefit.

         While delivering on this near-term value, however, we were also building out our network-based commerce foundation that operates today in the most - in the largest, most powerful industry leaders around the world. With the merger between Ariba and Agile, we entered decisively into the next wave of B-to-B commerce and I believe, position ourselves to be the leader by building out network-based commerce foundation.

         So, what is the next wave? It is companies gaining competitive advantage through Internet-based coordination with their strategic partners. It is the shift from internal process improvement to multi-enterprise interaction and process improvement. What is the one essential requirement to support this fundamental shift in the market? That requirement is to you - is the use of the Internet to unify commerce and collaboration.

         Let me elaborate on this by sharing what our customers have been telling us. As we consult with companies around the world on their e-business strategy, they tell us that they want to use the Internet to be the Dell of the industry, the Intel, the Cisco or the Nortel.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 10

         When we dig deeper into what they're seeking, this is what we have discovered. They have recognized that they can get competitive advantage, distinct competitive advantage by using the Internet to overhaul their extended value chain.

         First, they want to use the Internet to conduct commerce transactions and handle all of the core activities of buying and selling, such as requisitioning, approving and payments. Using B-to-B solutions for core commerce has delivered huge value to our customers, which is why we are witnessing mass adoption of e-procurement today around the world.

         At the same time, they want to automate commerce - at the same time, they want to automate those commerce transactions, companies also want to improve all other essential interactions they have with their trading partners. This is collaboration.

         Now, the key to B-to-B collaboration is to share product information between companies. Agile's brilliant innovation was taking information trapped in back-end ERP, MRP and supply chain systems and moving it to a real-time interactive environment. Companies are beginning to realize that this type of network-based collaboration is essential to their future competitiveness.

         For example, Gartner Research estimates that manufacturers who fail to incorporate collaborate commerce will be, at least, 20 percent less competitive than those that do.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 11

         So, commerce and collaboration, the goal is to unify these two worlds to do all of these activities on a single network-based platform that will create a new pyridine for business. We call that new bottle the interactive value chain.

         The market is looking for a leader. Who will be that leader? I believe our merger with Agile, the uncontested leader in collaboration around direct materials, gives us the decisive claim on that leadership position.

         I want to reemphasize Keith's point that the potential market for the interactive value chain is immense. Through this merger, we immediately expand our addressable market by two to three times and position ourselves to be the leader. We believe the global B-to-B commerce software infrastructure market will reach 18 billion by 2003 and over $50 billion by 2005.

         A final point on strategic fit. Because Agile solutions are Web-based and multi-enterprise, they have great synergy with Ariba's core technology asset, the Ariba Commerce Services Network. The same network that today sustains billions of dollars in commerce transactions will be the infrastructure for collaborative interactions. And because Agile solutions target manufacturing processes that drives procurement for direct materials, we will capture a huge new category of (spin).


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 12

         So, to summarize the strategic synergy, with this merger Ariba becomes the first technology company to unify network-based commerce and collaboration with proven solutions that can be delivered now. Higher ROI, fast time to value and ease of use, these are the themes you hear over and over again about our two companies. They represent a complete pyridine shift from behind the firewall, single enterprise world of ERP and supply chain planning systems.

         In conclusion, I am thrilled about the opportunities this merger opens up for us. You could hardly design a better overall fit. Business model, culture, location, technology, history, and vision are all in sync. We've taken a huge step forward today to expand our leadership in B-to-B. Keith.

Keith Krach: All right. With that, operator, we're ready for questions.

Operator:If you'd like to ask a question today, please signal us using the star key, followed by the digit one on your telephone. And, in the interest of providing time for everyone to ask a question, please limit yourself initially to one question. Then you're free to signal again later in the session. Again, that's star, one, if you'd like to ask a question.

         First up in the roster is Jeanette Sing, at Wasserstein Perella.


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                                                          Moderator: Keith Krach
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                                                           Confirmation # 670036
                                                                         Page 13

Jeanette Sing: Good morning. Congratulations. Just a quick question on the Agile
         Buyer and the Ariba (E-procurement). Is there overlap between these two products? And, I believe that Agile Buyer hasn't gained any momentum in the past year. Do you expect that it will be different for Ariba Buyer for Agile customer base? Thank you.

Larry Mueller: OK. This is Larry Mueller. Actually, there's complete synergy between Agile Buyer and the Ariba products. For example, Agile Buyer really focuses on standard parts. And the Ariba sourcing solution focuses on custom parts. And the synergy between those two really enables us to affect a full process of direct and indirect material sourcing, negotiation and contract management. Does that ...

Male:    Yep. Next question please.

Operator: Next question will come from Chris Shilakes, at Merrill Lynch.

Chris Shilakes: Great. Thanks very much. Congratulations on the combination.
         I have a couple questions. First, if you could talk about on the supply chain execution front from Agile's standpoint, do you, kind of, map the marketplace in terms of integration with i2, Manugistics and the ERP supply chain solutions or is their any variance in relative share of mapping to those execution systems? And then, secondly, from the front end or customer side, the help desk, support desk, CRM integration, what do you offer there?


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 14

         And Bryan, maybe you could just give us an update on what you've been doing from that front. Thanks.

Bryan Stolle: Sure, Chris - Bryan Stolle. The whole - where we're focused today is on an area that nobody has really focused on before, which is what is that product and communicating that to the supply chain. The ERP systems have always been focused on placing orders out to the direct materials, based on all the work that happened before. And it's that work that happened before, that's what we're driving. The supply chain management systems have been focused on demand and materials management in the supply chain, but not on what is the product, that definition, the (bill of) material, the approved manufacturer list that drives that whole process. That's where we're focused.

         In terms of CRM type marketplaces, there's actually several opportunities. At Dell, for example, we're integrated with Selectica, which drives their front-end order processing system on their Web site so that that system is up to date with what's going on with the product so customers don't order products that are no longer available. And then, on the back end, on the service side, there's integration opportunities that we've been working with a number of companies, including Siebel, to drive the closed loop between the back-end service back into the product side so that issues, problems can be quickly resolved.

Chris Shilakes: Great. Thanks. And just a follow up. What percentage of your customers do you actually share in common today - I'm sorry - between Ariba and Agile? Thanks.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 15

Male:    Approximately a third.

Chris Shilakes: OK. Thanks very much.

Operator: This question will come from David Hilal, at Friedman Billings Ramsey.

David Hilal: Great. Thank you and congratulations. Keith, can you talk a little bit about the licensing model going forward? Obviously, you guys are transitioning a little bit. And I'm curious as to what Agile has done in the past and going forward, if that will change and if so, how? Thank you.

Robert Calderoni: Yeah. This is Bob Calderoni. I'll take that question.
         Agile's currently business model is one where they're selling generally, licenses to their customers. Those licenses generally are perpetual licenses. And we would not see any kind of a shift in that, certainly in the near term.

         There is a recurring revenue nature to their business, which is, in one sense, a lot like ours. We're very focused on recurring revenues. But the way the recurring revenues are generated in the Agile model are a little bit different. And it's more about a viral effect, where the Agile product or the server hub would be put in place with a customer say, like Dell and they'll begin to get licenses for both internal and external users.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 16

         And, as that - and, as that product becomes used more and more, it - the number of seats and the number of users continues to grow throughout the entire value chain. You'll see it moving from first tier or second tier to even third tier suppliers. And that really becomes the recurrent revenue model there.

         So, there are a lot of synergies in the models between the two companies. And, in the near term, I wouldn't expect any changes in the Agile model.

David Hilal: OK. And a final question. Product integration, can you give us some timing and what actually needs to happen from a level-of-effort standpoint?

Larry Mueller: OK. This is - this is Larry Mueller. There's really three distinct components that we're immediately focused on. One is to merge the networks so the (myAgile Network) and the Ariba Commerce Services Network - we've already done work in this area and we will immediately merge the two networks into a single commerce network.

         The second focus is really on the integration on Ariba Buyer and Agile Anywhere to extend e-procurement functionality into the core direct material processes. And we've - we are making substantial progress in that area and we expect to announce, at our launch date, the specific plans on February 26 and have it available in the - in the summertime.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 17

         And then, the third area is what I already talked about, which was really the integration of Agile Buyer and the Ariba sourcing products, which will enable the full process of direct and indirect material sourcing, negotiation and contract management, again first phases of that to be delivered in the summertime period.

David Hilal: Thank you.

Operator: Moving on, from Morgan Stanley, this is Charles Phillips.

Charles Phillips: Just wondering, on the systems integrators, if both of you were increasing your presence with the integrators. What's, kind of, the overlap in your top two or three integrators on each side?

Bryan Stolle: Well, it's Bryan Stolle. For Agile, our top partner was
         Accenture and they were - they have been aggressively building out a global practice with Agile. And we've also worked with (PSC) and with Siemens Business Services and then a set of regional boutique players.

Keith Krach: But, I think - this is Keith. I think one of the things that excites us the most is ((inaudible)), we've had a lot of discussions with all our systems integrator partners, whether it's Andersen Consulting, Arthur Andersen, KPMG, PWC, IBM, EDS, about this

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 18

         expansion in terms of commerce collaboration. So, I think we're going to see tremendous leverage from that systems integration channel.

Charles Phillips: OK. Great. Thanks a lot. Congratulations.

Male:    Thank you.

Male:    Thanks.

Operator: Moving on to the next question, Laura Lederman, from William Blair.

Laura Lederman: Yes. Hi. Congratulations. Can you talk a little bit about what other pieces you think you need to add to the product line? It seems like you're building a platform here, but pieces like supply chain, logistics, demand, forecasting, those type of things, would be great additions, as well. I don't know what you're willing to share on the call. But, can you talk about additional pieces you'd like to add, even theoretically?

Male: Well, I - Laura, I think what you'll see is you'll see us focus on the (inner-enterprise) areas of collaboration, not on behind the firewall area. One of our strengths is to work in a heterogeneous environment behind that firewall. It probably would not be prudent for us to talk about any future transactions or anything like that.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 19

         But one thing clearly that we're doing and the best indicator is our past track record, is in the area of make partner and buy. What we're talking about today is this merger, this acquisition with Agile. But, we continue to invest heavily in the R&D area and also continue to partner in many strong ways. So, I think, as it makes sense and as we're out there talking with the customer, we'll continue to expand that footprint.

Laura Letterman: Thank you.

Operator: This question is from Robert Schwartz, Thomas Weisel Partners.

Robert Schwartz: Thank you very much. Congratulations on the transaction. Just one quick question. Maybe you can help me understand how this changes the dynamics with i2 and your relationship there. And the - if you could talk about how the (Aspect) and the Agile product, sort of, overlap, how they complement each other, it would be very helpful.

Larry Mueller: OK. This is Larry Mueller. I'll take the first piece of that.
         And then, Bryan will talk about the overlap between the products.

         You know, fundamentally, it really affects nothing with our i2 relationship. i2 does not compete in this area of manufacturing, collaboration. And, in fact, in the due diligence that we did with Agile, Bryan made it very clear and the customers actually made it very


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 20

         clear that they really don't compete with i2. i2 is behind the firewall. And we clearly will integrate to the i2 planning system in order to get information.

         So - where we do partner with i2 very successfully is in our major industry marketplaces. (In) that partnership, we have integrated to the aspect catalog and we continue to move forward in making those industry marketplaces higher successful.

         So, I'll turn it over to Bryan on the product overlap.

Bryan Stolle: Yeah, Rob, this is Bryan. The (Aspect) and the Agile products or what was formerly the (Aspect) products are actually very complimentary. And the (Aspect) has, you know, provided a catalog of available components out in the marketplace. We have the information about the companies actually trying to do. And, as they look for alternatives and, you know, parts to use in their products, then going and getting that information from sources like (Aspect) or from other sources like PartMiner or SpinCircuit, some of the other content destinations out there, those two are highly complementary.

         Our focus has always been on what is that product, the (bill of) materials, the definition of that. That's something that (Aspect) does not have, hasn't had. And so, we actually see - and then, we have a number of customers in common on that front, as well.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 21

Robert Schwartz:  Thank you and congratulations again.

Male:    Thank you.

Operator: Next, Tom Berquist, Goldman Sachs.

Tom Berquist: Thank you. Congratulations, guys. This question is probably more for Bryan than anybody. But, I'm just wondering, as you look out at the competitive landscape, collaboration is obviously gaining a lot of traction in the marketplace right now, a lot of investor interest, as well. There's been a lot of high profile announcements in collaboration over the last six to nine months, the most recent one being Oracle a few weeks ago. Can you characterize, Bryan, at all, the competitive landscape going forward for your product and also, just a collaboration market, who you think will be playing there?

Male: Yeah. Collaboration is a lot like saying workflow or something. It's not the word. It's what you're doing. It's what business problems are you trying to solve for the customer and how successfully you solve them, what result it has for them and how quickly you do that. And the value that Ariba and Agile have always brought is business solutions that deliver value very quickly. And that's what we're going to continue to focus on is solving real business problems. And I think that's very unique in the collaborative space today.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 22

         Most collaborative offerings today, whether it was Lotus Notes going all the way back, you know, five or 10 years ago, up to now have been more general purpose frameworks. Here you go. Go and try, you know, do some collaboration. We're focused on bringing a quick solution to the customer.

         Given that, it's hard to say right now where - you know, what the collaborative landscape will look like on a go-forward basis. We think the combination of these two companies provide the dominant platform for doing, you know, business-to-business collaboration that has real value and does it quickly.

Male:    Next question please.

Operator: This is Bob Austrian, Bank of America Securities.

(Tom Pagel): Hi. It's (Tom Pagel) here for Bob Austrian. I'm wondering, as this merger comes together, how you expect to be structured regarding your selling effort and what might be needed in terms of restructuring in the sales area?

Larry Mueller: OK. This is Larry Mueller. First of all, Agile has a very high profile, effective sales force that's globally situated. And we see complete synergies between our two sales forces, both in the skill level, the focus into accounts at a very (CXO) level kind of, strategic sale. So, we expect to combine the sales forces pretty much out of the chute and

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 23

         then, effectively go after the synergies of our - of our up-sell opportunities in our customer base (as all) of the significant new opportunities.

(Tom Pagel): Thanks.

Operator: Next up is Jim Moore, Deutsche Bank.

Jim Moore: Hi. Just to follow up on that last question, maybe you can elaborate a little bit more on the challenges of converting the Ariba sales force, direct sales force over to selling in this manufacturing environment, more product change collaboration kind of solutions. And, how long do you think that'll, you know, actually take before you can convert most of that sales force, you know, into this new area.

Larry Mueller: OK. This is Larry Mueller. You know, most of the Ariba sales force was sourced from (ERP World). And actually it's had significant experience (as) a manufacturing world. So, the fact that we were focused on e-procurement is not indicative of the main knowledge of our sales force by any means. And we have great relationships at the highest levels in our accounts. We think we can benefit from those relationships immediately and we think we can bring in a greater degree of the main expertise with the Agile sales force to really allow us to communicate our solution set immediately.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 24

         So I actually see no issue in moving the Ariba sales force. Actually, they've been very desirous of an expanded solution footprint in this whole area of collaboration. So, we're ready to go with our sales force and with our customers.

Jim Moore: And they - conversely, with the Agile sales force start to sell into the indirect procurement side?

Larry Mueller: Yeah, absolutely. We see, you know, a common commerce foundation that we build - that we will sell to literally every major enterprise around the world. And that will be what they - what they will use to build certain applications, depending on the business processes that they want to g address, whether it's financial institutions or discreet manufacturing companies or consumer package goods companies. We will be focused on all those industries around the world.

Jim Moore: OK. Great. Thanks a lot.

Male:    Thank you.

Operator: Continuing now with a question from Mark Verbeck, Epoch Partners.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 25

Mark Verbeck: Yes. Thanks a lot. Congratulations. Can you tell me, on the Agile side, how often your customers see a need for these specialty or custom parts and what their work around has been to date?

Bryan Stolle: Yes. This is Bryan Stolle. Almost every product, you know, whether it's a Palm Pilot or a machining, you know, a piece of machinery, has custom parts in it, whether it's the skins or the case or whatnot, that you have to source from a specific vendor. And that's one of the reasons that quite awhile ago we partnered with Ariba around their Ariba sourcing product to get that custom parts access and drive that into our overall network, the (myAgile Network). So, we've been working on that partnership and driving to have a solution to both sides of that for some time.

Mark Verbeck: OK. So, the third of the customers that you have in common then, are they - are they implementing that functionality already?

Male: We actually have almost a dozen customers that are preparing (to beta) the Agile Buyer and Agile Anywhere and the Ariba sourcing functionality is an integrated functionality.

Mark Verbeck: Great. Thanks a lot.

Operator: We have a question now from Eric Upin, Robertson Stephens.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 26

Eric Upin: Yeah. Thanks. A couple question, first on just to confirm, if you would, any caps, collars, timing of the deal and those kind of dimensions. And then, secondly, with the discussions of integrating the sales force and architecturally, on the back end, how long do you think this integration effort will take? How are you planning to organize and execute the integration? And, how much can you really do before the deal closes and if you can give us a sense of the timing of that?

Robert Calderoni: Eric, this is Bob Calderoni. I'll take the first part of that question regarding terms of the transaction itself. There are no caps or collars in the transaction. And, as far as timing goes, the actual timing would depend upon whether, you know, what level of reviews this has to go through. But we expect closure anywhere, probably from the earliest mid to late April to the latest, sometime in the early part of May would be, sort of, a general timing.

Keith Krach: And (then it) - this is Keith. In terms of the integration of the two companies, that will begin immediately. We will go as fast as we're legally allowed. Already, our sales forces have worked together for quite some time in a partnering relationship. Also, being just located a few miles away, that's going to help out in terms of the integration of our product development. Organizations, we've spent a lot of time together in the overall due diligence and partnering process. We have a very common management style and culture and in how we focus on the customer together and customer satisfaction. So, we're going to keep with our strategy that we've always done and that is integrate very, very quickly.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 27

Eric Upin: Thanks.

Operator: We have a question now from Steve Sigmond, Dain Rauscher Wessels.

Steve Sigmond:  My questions have been answered.  Thanks and congratulations.

Male:    Thank you.

Male:    Thank you.

Operator: Moving on then to John Ekoniak, US Bancorp Piper Jaffray.

John Ekoniak: Hi. Congratulations on the deal. My question is targeted at Bryan - for Bryan. Bryan, what really drove you to do this acquisition? And, especially looking at the fact that, by your own admission, the market that you are targeting is two to 3X what Ariba had been going after in the e-procurement area? So, what does - specifically, what is Ariba, you know, bringing to your capabilities out there?

Bryan Stolle: Well, our viewpoint has been that we're in the first inning of the whole business-to-business e-commerce game, the whole game of moving business transactions from inside the four walls to outside and between companies. And, in looking at, you know,

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 28

         how do you become the dominant player in that marketplace, in that business and what's it going to take and how long does it take you to get there, we really focused on, you know, who can we partner with? What makes sense? You know, who had a common vision with us in where we were going so that, you know, one plus one equals 10 so that we can go out there and quickly dominate that space.

         You know, this isn't about a short-term opportunity. This is about a huge opportunity, an unprecedented opportunity in technology to go out and be the dominant vendor, the dominant platform in this whole B-to-B space. And that's what really drove us to do this. We really believe the timing is right to, you know, put the assets of two great companies together and go out and drive to be that leader.

John Ekoniak: So, it's more looking at the entire procurement piece, not just direct or indirect?

Male: Not just procurement. It's all of the business transactions that are going to occur over the Internet. They're going to wire companies together in the interactive value chain.

John Ekoniak: Great. Thanks a lot.

Operator: From CS First Boston, Brent Thill.

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 29

Brent Thill: Bryan, you had mentioned that about 190 of the 630 customers today overlap with Ariba. Can you give us a sense of how many have actually integrated their products together and some examples, if you have any? Thanks and congrats.

Bryan Stolle: Sure. Thanks, Brent. Today, that's what we're really focusing on with these betas with Ariba sourcing. That's where the focus of our partnership originally was, was around our custom sourcing solution, which is actually very attractive to our customers because, as you move more and more into this virtual network, you need to find sources of supply in many different locations around the world. And Ariba sourcing really brought a really strong solution to that. And that's what, as I mentioned before, we've got nearly a dozen customers ready to beta that capability.

Brent Thill: And just a quick follow up, to the Ariba team. If you could talk about, compared to past acquisitions, how do you do this in terms of integration efforts? This would seem a lot easier to be able to fold into the products.

Male: Yeah, I think so because, first of all, the thing that's unique about this is we've been partnering for so long. So we understand each other's organization, the product capabilities and all those kind of things. It's very much a natural fit, as Bryan and Larry have talked about. And, you know, we - even thought this will be the biggest acquisition, I think we've become more adept in terms of our integration methodology, how we integrate the people and the cultures and the product lines and from a marketing

                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 30

         side, as well as the field side. So, I think it will - although, it's never easy, I think it will be much easier than some of the past acquisitions.

Larry Mueller: And this is Larry Mueller. I just want to follow up (on that).
         It's the - really, what you need to do is look at our track record. If you look at (TradeX), trading dynamics and supply and market, we've been unbelievably successful with our integration methodologies of bringing these companies and having them play critical roles in the future of Ariba. And we fully expect to execute on a very positive level with Agile because of the match in cultures, values and the unbelievably strong leadership team.

         The other key point is that Agile's right in our backyard and that does help in the speed of integration.

Operator: We'll move on to the next question. This is Chip Wittmann, at First
         Union Securities.

Chip Wittmann: Thanks. Bob, I have a question on the Agile model. You have a small up front component in these license subscriptions. I wanted to just make sure I was clear on where those licenses that are now part of Agile, do they go into the network revenues or do they go into licenses?


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
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                                                           Confirmation # 670036
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Robert Calderoni: Within the Agile P&L today, that would show up as license revenues. Basically, what it is, is initially licenses are sold to a company. And that would also - in addition to the server license, there would be some seats, might be the right way to refer to it, a certain number of seats. And that would be the sales at the very beginning of the customer relationship. But that would continue to grow over the following quarters. As more and more users need to come on to that system, the customer would purchase more and more seats in the following quarter. So, that's the recurring revenue nature of that business model. And all of those seats are additional licenses.

Chip Wittmann: Right. And, in your model and how you break out licenses, going forward, will those be considered network revenues or license revenues in your revenue breakdown?

Robert Calderoni: I haven't thought that one through, quite frankly. But generally, those would be licenses. And I would believe that it would show up as license revenue on our combined company.

Chip Wittmann: Great. Thank you.

Robert Calderoni: OK.

Operator: This question will come from Nathan Schneiderman, Wedbush Morgan.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
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                                                           Confirmation # 670036
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Nathan Schneiderman: Hi. Thank you and congratulations on the merger. Couple questions for Bryan. First, a question on your current competitive environment. Could you tell us who your top five competitors are and the percent of time you see these competitors?

Bryan Stolle: Sure. The - as a lot of industry analysts and financial analysts - maybe I'll quote (George Gilbert), at CSFB, who said, you know, Agile doesn't have any direct competitors, just some imperfect substitutes. And what he's saying is that nobody is going after this space. Nobody really has a solution in this space.

         But there are products in adjacent spaces, ERP systems, engineering information systems, general purpose platforms, like a webMethods or an Extricity or a Lotus Notes, where I can go build an application and basically, spend a lot of custom effort to try and solve that problem. And, of course, you're faced with, you know, six months with Agile and a, you know, few million dollars versus tens and tens of millions of dollars for custom development over three or four years. So, it becomes a pretty easy fit.

         And, in terms of actual competitive or how often we compete, well over 50 percent of our deals are completely noncompetitive. We don't compete with anyone. And we've never competed with anyone more than five or so percent of the time. And again, that's more of an up front positioning competition, ones that, you know, who does what and what problems are you trying to solve is clear. That tends to go away.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
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                                                           Confirmation # 670036
                                                                         Page 33

Nathan Schneiderman:  Do you consider i2 one of these imperfect competitors?

Bryan Stolle: No, not at all. In fact, you know, some of our biggest customers are some of i2's biggest customers, like Dell and Compaq. And we've both been successful in both of those places.

Nathan Schneiderman: If - final question for you. If there are, let's say three or so major holes, product-wise or otherwise that you see Ariba providing through this merger, can you - can you discuss what those are?

Bryan Stolle: Well, I don't think it's an issue of holes. I think it's an issue of you look at this huge opportunity and we're in the process of defining it and helping customers understand how you can take their business processes and radically shorten them, improve them over the Internet. And so, I think it's really more developing out the vision of where we're going so that we have and can deliver to customers this interactive value chain that delivers higher ROI quickly.

Nathan Schneiderman: Is there - just to follow up on that, is there a specific
         - have there been specific requests from your customers that you feel that the Ariba product platform satisfies?


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 34

Bryan Stolle: Well, that was one of the things that drove our Ariba sourcing relationship was doing more things, finding sources of supply, things like that. And we're in the process of figuring out what the rest of it is. And, of course, being able to tie into the Ariba Commerce Network is certainly something that a lot of customers are very excited about understanding how they can really leverage that.

Nathan Schneiderman: Thank you very much.

Male:    ((inaudible))

Nathan Schneiderman: Thanks a lot. Good luck with the merger.

Male:    Thanks.

Male:    Thank you.

Male:    Operator, we have time for one more question, please.

Operator: Very good. That question comes from Richard Davis, Needham & Company.

Richard Davis: OK. Thanks. Just as a follow up to the previous fellow. Just a quick question. With regard to the joint selling or the combination of the platforms that I guess we have


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
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                                                           Confirmation # 670036
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         in beta, was this - again, was it driven by customer request or did, in fact, either one of you guys maybe lose a deal because you didn't have a combined entity? And so, going forward, one would argue that your, you know, win rates might move up a bit.

Male: Well, to answer that question very directly, it was absolutely not the result of losing a deal.

Male:    Right.

Male: It is absolutely the result of our combined customers asking us to deliver solutions in the interactive value chain space. And, in working together as two companies and looking at the huge amount of synergies, we just naturally came together.

         And we really believe that there's one comment that we should really end with. You know, we truly believe that one plus one equals 10 here. And, if you look at what we did with (TradeX) and (TD) and supplier market - but now that we have history around (TradeX) and (TD), we identified synergies and the financial impact of those synergies and we executed significantly beyond it. And we expect to do the exact same with Agile.

Richard Davis: So, it's be fair to argue that your win rates might even go up from here.

Male:    Yeah. Well, ...


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 36

Richard Davis: ((inaudible)) (win opportunities).

Male: Yeah. Our win rates will absolutely go up. But it's really not so much winning. It's about expanding the ((inaudible)) marketplace. And I want to make one last comment on that. When somebody asked about holes, this is not about holes. This is about opportunities. And the opportunities are so great and they go across multiple industries. So, our first focus is going to take the top five key industries around the world and deliver very key collaborative solutions to - across those industries. And that's where Ariba will move out of the chute.

Richard Davis: Thank you very much.

Operator: Just a reminder, ladies and gentlemen, that a rebroadcast of this conference will be available today at 11:00 a.m. Pacific time and will run through the end of business February 1st of this year. Anyone wishing to listen to the rebroadcast may do so by dialing area code 719-457-0820 and entering the pass code 670036. Again, the dial-in number, area code 719-457-0820 and enter the pass code 670036.

         At this time, Mr. Krach, I'll turn the conference back over to you for any additional or closing remarks.


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                                                                     ARIBA, INC.
                                                          Moderator: Keith Krach
                                                          01-29-01/11:00 a.m. CT
                                                           Confirmation # 670036
                                                                         Page 37

Keith Krach: Thank you very much. I guess, in summary, I'd summarize this merger with one word. And that would be expansion, expansion in terms of overall, the market opportunity that we've articulated when you bring together B-to-B commerce and B-to-B collaboration. And we expect that to dramatically expand our overall market opportunity.

         The second is expansion in terms of our overall product line and our product footprint when you look at the synergy and the combination of our products, but also the merging of our two networks. That represents significant expansion.

         And finally, and perhaps most importantly, expansion in terms of our overall organization, the leadership depth and breadth that Agile will add significantly to Ariba, as well as the field force, to impact developers. So, we'd ((inaudible)) expansion from a people side. And we are very well positioned to execute on the strategic combination.

         So, thank you very much each and every one of you for all your time. Thank you.

Operator: That concludes today's conference call. Once again, thank you all for joining us today.

                                       END

ABOUT AGILE
Agile Software Corporation (Nasdaq: AGIL) is a leading supplier of business-to-business collaborative manufacturing commerce solutions. Agile products enable supply chain partners to communicate and collaborate over the Internet about new or changing product content, and then source and procure the required components. At MyAgile.com, Agile also provides the dispersed supply chain with mission-critical eServices such as online marketplaces, custom part procurement, wireless access and components research. Agile customers include Amkor Technologies, Compaq Computer, Dell Computer, Flextronics International, Flow International, GE Medical Systems, International Paper, Juniper Networks, Lucent Technologies, Nvidia, Philips, Sycamore Networks, Texas Instruments, Zhone Technologies and others. For more information, call 408-975-3900, or visit Agile at www.agilesoft.com.

ABOUT ARIBA
Ariba, Inc. is the leading business-to-business (B2B) eCommerce platform and network services provider. Through the Ariba B2B Commerce platform - an open, end-to-end infrastructure of interoperable software solutions and hosted Web-based commerce services - the company enables efficient online trade, integration and collaboration between B2B marketplaces, buyers, suppliers and commerce service providers. The reach and functionality of the Ariba B2B Commerce platform is designed to create Internet-driven economies of scale and process efficiencies for leading companies around the world. Ariba can be contacted in the U.S. at 650-930-6200 or at www.ariba.com.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.